SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

REPLIGEN CORP

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

759916 10 9

(CUSIP Number)

Barry L. Fischer
Thompson Coburn LLP
55 East Monroe Street
Suite 3700
Chicago, IL 60603
(312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 2,879,512
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,879,512
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,879,512
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

________________________________

(1) Based upon 30,846,165 shares of the Issuer’s common stock issued and outstanding as of April 30, 2012, as reported on the Issuer’s Quarterly Report on Form 10-Q dated May 10, 2012.

         Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, Ronald L. Chez (the "Reporting Person") hereby amends his statement on Schedule 13D dated January 30, 2007, as amended by Amendment No. 1 to Schedule 13D dated July 13, 2007; Amendment No. 2 to Schedule 13D dated October 20, 2008; Amendment No. 3 to Schedule 13D dated June 20, 2011; Amendment No. 4 to Schedule 13D dated July 13, 2011; Amendment No. 5 to Schedule 13D dated August 15, 2011; Amendment No. 6 to Schedule 13D dated January 25, 2012; Amendment No. 7 to Schedule 13D dated March 5, 2012; Amendment No. 8 to Schedule 13D dated March 21, 2012; Amendment No. 9 to Schedule 13D dated March 21, 2012; Amendment No. 10 to Schedule 13D dated as of April 30, 2012; and Amendment No. 11 to Schedule 13D dated as of May 7, 2012  (collectively, the “Schedule 13D”).  This Statement constitutes Amendment No. 12 to the Schedule 13D.  Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 4.  Purpose of Transaction is hereby amended by adding thereto the following:

On July 23, 2012, the Reporting Person sent a letter to the Board of Directors of the Issuer.  The contents of the letter are attached as Annex A to this Amendment No. 12 to Schedule 13D.

Item 5.  Interest in Securities of the Issuer is hereby amended and restated in its entirety as follows:

(a)
The aggregate number of shares of the Stock owned beneficially by the Reporting Person is 2,879,512 (the "Shares") constituting approximately 9.3% of the outstanding shares of the Stock.   The percentages in this Item  5(a) are based upon 30,846,165 shares of the Issuer’s common stock issued and outstanding as of April 30, 2012, as reported on the Issuer’s Quarterly Report on Form 10-Q dated May 10, 2012

(b)	The Reporting Person has the sole power (and no shared power) to vote or dispose of or direct the disposition of Shares owned by such Reporting Person.

(c)	During the sixty (60) days prior to the filing of this Amendment to this Schedule 13D, the Reporting Person purchased or sold shares of Stock (through open market transactions) as follows:

DATE	BUY/SELL	QUANTITY	PRICE PER SHARE
5/25/2012	Buy	10,381	$4.39
6/22/2012	Buy	43,000	$4.01
6/25/2012	Buy	4,000	$3.98
6/26/2012	Sell	1,257	$4.19
6/26/2012	Sell	11,865	$4.31
7/5/2012	Sell	1,100	$4.41
7/9/2012	Sell	7,378	$4.48
7/10/2012	Sell	1,100	$4.55
7/12/2012	Buy	2,200	$4.12
7/20/2012	Buy	1,100	$3.93

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 23, 2012

/s/ Barry Fischer Barry L. Fischer, attorney-in-fact for Ronald L. Chez

Annex A

July 23, 2012

Board of Directors
Repligen Corporation
41 Seyon Street
Building #1, Suite 100 Waltham, MA 02453

Dear Board of Directors,

As one of the largest shareholders of Repligen Corporation (“Repligen” or “the Company”), I am writing to express my serious concerns regarding the lack of progress at the Company. As you know from our previous discussions I have, until recently, been a patient shareholder for the past 5 years. I acquired the shares because I believed that Repligen’s stock was significantly undervalued. As Repligen’s share price is virtually unchanged over the past five years (actually 10 years), I am no longer content waiting for the Board and management to take the necessary actions required to improve shareholder value. As a longterm shareholder with a 9.3% ownership stake, I believe the value of the Company’s assets are not reflected in the current share price. Therefore, once again, I request that the Board take all appropriate actions to unlock the inherent value in the Company and explore strategic alternatives immediately.

As a result of the seemingly inexplicable missteps in regards to the RG1068 FDA approval process, I am further compelled to act now. Given the quality of the reread, and the cost and safety benefits of RG1068 compared to ERCP, and the planning, fast-track priority review and orphan drug status established with the FDA, the failure to get approval for RG1068 defies understanding. Every time Repligen appears to be on the verge of achieving a positive result, something goes wrong and as a result, the shareholders suffer.

As I have stated previously in my comments to the Board, I believe the bioprocessing assets have significant value and may be more effectively monetized by another company where there is an inherent strategic fit. I also continue to believe that the same analysis is most probably true for RG1068. RG1068 has absolutely no connection to the marketing and infrastructure of the bioprocessing business. We should be aggressively pursuing the advancement of RG1068 with a company where RG1068 would be a complementary asset.

In the absence of positive, definitive actions that will maximize shareholder value, I intend to pursue alternatives. If the Board is truly focused on maximizing shareholder value, the shareholders need to see that you are attuned to achieving positive results now, rather than later. The status quo has not produced shareholder value for a decade, and is no longer acceptable to me, and it should not be acceptable to the Board.

I appreciate your time and I hope to have a constructive dialogue with the Board regarding Repligen’s business, assets, strategy and operations.

Patience is no longer a virtue.

Best regards,

     /s/ Ronald L. Chez

Ronald L. Chez